Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

W.K.D. Style Enterprises Inc
42 Old Pond Rd
Great Neck, NY 11023
www.unionsociety.com

Up to $1,069,995.00 in Common Stock at $15.00
Minimum Target Amount: $9,990.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: W.K.D. Style Enterprises Inc
Address: 42 Old Pond Rd, Great Neck, NY 11023
State of Incorporation: DE
Date Incorporated: May 23, 2019

Terms:

Equity

Offering Minimum: $9,990.00 | 666 shares of Common Stock
Offering Maximum: $1,069,995.00 | 71,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Can we get him to give very generous terms for a discount on lessons

Early Bird*

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume*

$300+ |Owners Tier | Invitation to the Owners Group which is a location for all owners to ask questions, learn about new events and products

$500+ | One Signed copy of Wade's "The Success Factor" book

$1,000 | One full Union Society custom owners grooming set + all the above

$2,500+ | 5% Lifetime Owners discount on products + all the above

$5,000+ | 5% bonus shares + Invitation to a meet and greet with Wade at one of his lessons + all the above

$10,000+ | 10% Bonus shares + 10% lifetime discount on products + Free Wade Cut at one of his salons + all the above

$25,000+ | 15% bonus shares + 15% lifetime discount on products + Free Wade Cut for 2 at one of his salons + all the above

All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

W.K.D. Style Enterprises Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $15 / share, you will receive 1 bonus Common Stock, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

I'm Wade Menendez, a master groomer for over 15 years. I wanted to provide my clients the best service while teaching professional stylists the importance of using quality products. The lack of quality professional product lines that are specifically for the underserved multicultural market drove us to create products that solve the issues of today's diverse hair and skin types while Inspiring professional stylists through innovative products.

We are in the Hair care /Hair restoration space. We have identified that the current products on the market do not suffice for multicultural hair types. We are initially rolling out with:

Shampoo

Conditioner

Face moisturizers

Adhesive

Solvent (for the removal of adhesive)

Holding Spray

Mousse

Hair Gel

A line of designer bags specially designed for the professional stylists

Competitors and Industry

Oscar Blonde is a high cost realted product

L'Oreal is a multibillion dollar business that carries ethnic products, but due to thier excessive size, we believe they lost focus of the target market.

KMS is a professional hair care line as L Oreal and does not have the fucus as Wade does.

Current Stage and Roadmap

We are developing a full line of healthy clean chemical free hair products that are specially formulated for the ethnic market.

Wade is a current salon owner and a styleist teacher as well. he teaches over 2,500 proffesional each year, that pay over $600.00 to learn form him new techniques in the industry. Wade has over 140,000 instagram followers.

Early sales pans call for reaching out to his students, and profesional barbers nationally. Later stages call for national retail distribution. (we have access to both profesional and retail distribution. we also plan to sell products online and offer club pffers to salon owners and proffesionals.

As far as programming and planning, we have put together our entire launch plan' we have completed all our design for packaging and we have narrowed the liquids line.

 We are currently on the formulation stage.

Formulating products of this nature takes up to 1 year to develop and additional time to perform proper stability testing. We are currently 9 months into the development stage and on schedule for the product line to begin stability testing within 90 days

We have a full comprehensive e commerce strategy and platform for distribution ready for launch.

On the bag end, we have developed tested and have "ready to go" product for launch.

We are planning (and on schedule) to launch the product for e commerce by March 2020 and distribution for retailers by June 2020

The Team

Officers and Directors

Name: Wade Menedez

Wade Menedez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President and Director
  Dates of Service: May 23, 2019 - Present
  Responsibilities: Wade is the brand ambassador and the driving force of the brand. this means he will use his namesake for the development to give the brand credibility of someone in the industry as an innovator/leader. He is current teaching of stylists gives him access to a strong base and keeps him (the brand)relevant He will utilize and exploit the over 150,000 highly engaged Instagram followers. He will continue to make guest appearances on television and events to also promote the brand, which is tied to his expertise and credibility.

Other business experience in the past three years:

- **Employer:** Wade the Barber Salons
  Title: CEO
  Dates of Service: May 01, 2003 - Present
  Responsibilities: runs the company

Name: Kyle Frazier

Kyle Frazier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Brand Manager, Director and Secretary
  Dates of Service: May 23, 2019 - Present
  Responsibilities: Designed the brand and plans all marketing. Kyle has been in the hair care field in the past and is a visionary for what is needed in the marketplace, he is responsible for the product development and design aspects of the products.

Other business experience in the past three years:

- **Employer:** Hue for Every Man
  Title: Brand Manager
  Dates of Service: October 01, 2010 - January 15, 2019
  Responsibilities: design the brand

Name: David J Mamiye

David J Mamiye's current primary role is with Anaik America . David J Mamiye currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Director and Treasurer
  Dates of Service: May 23, 2019 - Present
  Responsibilities: David runs the financial aspects and marketing planning. His experience in the manufacturing world gives him the advantage of securing the best trade partners. He also has strong ties with distributors and retailers. He will develop the sales and logistics for these products to be sold and to reach their destination

Other business experience in the past three years:

- **Employer:** Anaik America
  Title: Managing Director and President
  Dates of Service: November 01, 2015 - Present
  Responsibilities: runs the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a varied degree of risk and should only be considered by those who can afford the loss that may be as much as their entire investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore

will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that W.K.D. Style Enterprises is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Goods not created yet.

The goods are not created yet so there is the risk of them not performing up to standards. However, the risk of goods not performing up to expectations should not an issue. We are using a premier lab that specialises in this particular segment and have the highest ratings in the industry. Besides that, all products must go through stringent stability testing before they are released for consumer use. .

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David J Mamiye	100,000	Common Stock	33.33
Kyle Frazier	100,000	Common Stock	33.33
Wade Menendez	100,000	Common Stock	33.33

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 71,333 of Common Stock.

Common Stock

The amount of security authorized is 600,000 with a total of 300,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 300,000
  Use of proceeds: Incorporating the company
  Date: May 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can continue to complete all formulations and we can get the e commerce platform completed without further funding., we would be using the fist funding to manufacture minimum qty of product to support the platform. We would use some of the funds for optimization, SEO and a strong influencer platform. (while we will have access to Wade's strong following, we are planning to compliment his influencing with other influencers in the industry.

We also are able to complete our sales strategy and fortify our sales and distribution team without the funds.,

All being said, we should be in a very strong financial position and we can plan to complete phase one without any delays.

We can comfortably run for about 6-10 months without any funding. The main money at this point has been already invested in the formulation of the products and developing a comprehensive sales and marketing plan. If we do not get enough funding, we can certainly still launch, but will need to take a slower route. We feel comfortable that our currently growth plan will reward investors with a favorable ROI. The faster we can implement our plans, the faster and better return we can offer to any investors we gain.

Foreseeable major expenses based on projections:

Setting up e-commerce site and the Cost of goods for launch.

Future operational challenges:

We will need warehouse setup and distribution of products set up

Warehousing in general is quite easy to find and they are plentiful throughout the US, as we get more into specific needs, such as controlled environment and pick and pack for ecommerce, we begin to limit our options. I certainly would not classify this as a "challenge", as we have the experience. It just adds additional managerial and logistics steps to work out.

Future challenges related to capital resources:

We will need warehouse setup and distribution of products set up

Warehousing in general is quite easy to find and they are plentiful throughout the US, as we get more into specific needs, such as controlled environment and pick and pack for ecommerce, we begin to limit our options. I certainly would not classify this as a "challenge", as we have the experience. It just adds additional managerial and logistics steps to work out.

Future milestones and events:

Based on our calculations, the potential profit generated from goods sold on line. This should help us build equity in the business as the margins are projected to be healthy. We will also be signing up for a trade show in October.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Right now, the company start up expenses have been financed by the main three founding partners. We can also probably secure limited credit from suppliers of around $100,000.00.We currently have a zero balance

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our initial plan for capital raise is currently through this platform. The funds are critical for the timeline of our initial phase of launching our products in 2nd quarter of 2020. If we don't get these funds, the launch will be delayed.

We don't have other funds or capital resources available at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While other resources are available, our best option is through a cash raise as this will lower our dependency and allow us much-needed flexibility. This raise will make up 80% of the total funds the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current projections, we should be well financed at least through phase one which is e-commerce marketing and sales and sales through the professional channels

Estimation for phase one is 12 months. The expenses will be in product and e-commerce.

How long will you be able to operate the company if you raise your maximum funding goal?

We can sustain operations for at least 36 months

The expenses will be in creating the e-commerce platform to capitalize on business to business, optimization SEO, marketing and branding, and creating the product/inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We would expect venders to extend credit to us. As long as we have $100,000 in the bank, we should be able to get creditors from these vendors.

Indebtedness

- **Creditor:** David Mamiye
  Amount Owed: $7,559.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030
  No maturity date

- **Creditor:** Kyle Frazier
  Amount Owed: $2,514.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030
  No maturity date

Related Party Transactions

- **Name of Entity:** David Mamiye
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: David lended $7,559 to cover the company's start-up costs.
  Material Terms: The loans carry no interest and no maturity date has been set.

- **Name of Entity:** Kyle Frazier
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: Kyle Frazier, one of the company's founders, loaned the company $2,514 to cover the company's start-up costs
  Material Terms: The loans carry no interest and no maturity date has been set.

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

This is how we value the company:

1. The chart we used for the valuation are in the following links:

https://cp.ventures/blog/how-do-you-value-a-startup/

https://www.investopedia.com/articles/financial-theory/11/valuing-startup-ventures.asp

When looking at valuation based on the chart (option 1), I can confirm that we have strong support for sales growth and for key partners. Explained:

Based on sales plans:

Sales forecast (year 1) is based on our strong following form Wade's student pool and following.

  This is the qualifier for strong customer base

Sales forecast for year 2 is based on Wade's connection through major distributors and my knowledge of the haircare industry

Sales forecast for year 3 is based on my connections with Sally Beauty, Ulta and other important retail partners as I have been working with them consistently for over 15 years.

In the chart below, we qualify in all groups

1. We have a confirmed exciting trend and brand to promote

2. Our management team is extremely experienced and have served within the industry for at least 15 years. We are also experienced in executing sales plans as all three of us are entrepreneurs. If combining the three partners, we have sold over $500 million of HBA product and services over the past 15 years.

3. We have been formulating hair products and stylist lifestyle products over the past year. we are 85% complete at this point.

4. We have strategic distributors and access to independent solons as well as the largest haircare supply chains including drug stores and big box retailers.

5. Within three years, we have a clear path and forecast to exceed $10 million in revenues ith a high margin of profit.

Estimated Company value: $250,000 - $500,000

Stage of development: Has an exciting business idea or business plan

Estimated Company value: $500,000 - $1 million

Stage of development: Has a strong management team in place to execute on the plan

Estimated Company value: $1 million - $2 million

Stage of development: Has a final product or technology prototype

Estimated Company value: $2 million - $5 million

Stage of development: Has strategic alliances or partners, or signs of a customer base

Estimated Company value: $5 million and up

Stage of development: Has clear signs of revenue growth and an obvious pathway to profitability

2. Value of brand:

Based on our sales projections, which rely on brand recognition, has a valuation of $1,170,000

Explained:

Royalties are paid based on sales

 Most licenses (such as a brand like Disney, NBA, NCAA, Kenneth Cole) range from 5% of sales and as much as 10%. Going with our three year forecast attached, we value conservatively at over $1,100,000 over only three years.

Phase: Year one

Sales Forecast: $ 3,000,000.00

6% royalty: $ 180,000.00

Phase: Year two

Sales Forecast: $ 6,500,000.00

6% royalty: $ 390,000.00

Phase: Year Three

Sales Forecast: $10,000,000.00

6% royalty: $600,000.00

Phase: Total

Sales Forecast: $19,500,000.00

6% royalty: $1,170,000.00

3. Value of products and Intellectual Properly

We have worked on the formulas of over a dozen products which has an industry cost of over $300,000.00

Based on all of the above, we feel justified on the valuation of $4,500,000.00, even taking into consideration that we only reach 50% of our sales goals. We want to be sure we are offering our potential partners a conservative valuation in our "presale" company, while having the confidence we will meet or beat our goals.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  60.0%
  We would use the funds for seeding the Wade eCommerce site. We would focus on creating an internet store for stylist professionals.

- *Inventory*
  25.0%
  These funds will be used for research and development of new professional stylist products.

- *Operations*
  8.0%
  These funds would be used for setting up specific sales and distribution channels. This will be used for working on the "initial phase" production and sales plans.

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  30.0%
  These funds will be used for expanding brand awareness through a newly created website and professional eCommerce shop. A substantial portion of these funds will be used for the optimization of the site and maximizing the conversion rate of Wade's over 130,000 followers that are mainly stylists that look to him for their cutting techniques and turning them into customers.

- *Inventory*
  15.0%
  We will secure enough inventory for eCommerce sales and "direct to salon" sales. The first investment round will be enough for us to generate enough capitol in this phase to feed a healthy growth.

- *Company Employment*
  10.0%
  We would fund high level and experienced distributors to penetrate the professional sales channels. This would allow us to put together an extensive growth plan for steady growth.

- *Working Capital*
  25.0%
  We will need working capital to secure bank loans and build credit lines with vendors that will be essential for growth and credibility without lenders and our buyers.

- *Research & Development*
  3.0%
  Wade is a proven professional in hair care. He will need to work with our vendors and labs to develop useful and clean products that exceed what is currently is available.

- *Operations*
  10.0%
  These funds will be used for setting up a distribution center that can handle the shipping and distribution for both on line and direct to salon sales of the product lines. We will need to develop and infrastructure and operating system to handle multiple shipping and sales throughout the US.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.unionsociety.com (www.unionsociety.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/unionsociety

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR W.K.D. Style Enterprises Inc

[See attached]

W.K.D. STYLE ENTERPRISES INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report
As of Inception (May 23, 2019) to June 30, 2019

W.K.D. Style Enterprises Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of June 30, 2019	3
Statements of Operations for Inception (May 23, 2019) to June 30, 2019	4
Statements of Stockholders' Equity for Inception (May 23, 2019) to June 30, 2019	5
Statements of Cash Flows for Inception (May 23, 2019) to June 30, 2019	6
Notes to the Financial Statements	7-9

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
W.K.D. Style Enterprises Inc.
Great Neck, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Franny's Distribution, Inc. (the "Company,"), which comprise the balance sheets as of Inception (May 23, 2019) to June 30, 2019 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows from Inception (May 23, 2019) to June 30, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
7/17/19

Marko Glisic, CPA

W.K.D. STYLE ENTERPRISES INC.
BALANCE SHEET
AS OF JUNE 30, 2019
(unaudited)

	June 30, 2019
ASSETS	
Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES & EQUITY	
Current Liabilities	
Short Term Loan	10,959
Total Current Liabilities	10,959
Total Liabilities	
Equity	
Common Stock, par value $0.01 600,000 shares authorized, 300,000 issued and outstanding	3,000
Subscription Receivable	(3,000)
Retained Earnings	-
Net Income	(10,959)
Total Equity	(10,959)
TOTAL LIABILITIES & EQUITY	$ -

W.K.D. STYLE ENTERPRISES INC.
STATEMENT OF OPERATIONS
FOR INCEPTION (MAY 23, 2019) TO JUNE 30, 2019
(unaudited)

		June 30, 2018
Revenue	$	-
Cost of Service		-
Gross Margin		-
Expenses		
Start Up Costs		10,959
Total Expense		10,959
Operating Income		(10,959)
Other Income		-
Other Expense		-
Income Tax		-
Net income	$	**(10,959)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

W.K.D. STYLE ENTERPRISES INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR INCEPTION (MAY 23, 2019) TO JUNE 30, 2019
(unaudited)

| | Common stock | | Subscription Receivable | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
	Shares	Amount				
Inception (May 23, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	300,000	3,000	(3,000)	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(10,959)	(10,959)
Balance at December 31, 2018	300,000	3,000	(3,000)	-	(10,959)	(10,959)

W.K.D. STYLE ENTERPRISES INC.
STATEMENT OF CASH FLOWS
FOR INCEPTION (MAY 23, 2019) TO JUNE 30, 2019
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (10,959)
Total Adjustments to reconcile Net Cash Provided By Operations:	
Net Cash Provided By Operating Activities:	**(10,959)**
Cash flows from financing activities	
Short Term Loan	10,959
Net cash received from financing activities	**10,959**
Net (decrease) increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ -**
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ 3,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

NOTE 1 – NATURE OF OPERATIONS

W.K.D. Style Enterprises Inc., was formed on May 23, 2019 ("Inception") in the State of Delaware. The financial statements of W.K.D. Style Enterprises Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Great Neck, New York.

W.K.D. Style Enterprises Inc., provide clients the best service while teaching professional stylists the importance of using quality products. The lack of quality professional product lines that are specifically for the underserved multicultural market drove us to create products that solve the issues of today's diverse hair and skin types while Inspiring professional stylists through innovative products.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Software Development Costs
The Company recognized software development costs based on the guidance of Accounting Standards Codification (ASC) 985, *Software*. The software has not reached technological feasibility, and therefore, the Company has expensed all costs incurred to date.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company founders have loaned the company a total amount of $10,073 to cover the company's start up costs. David Mamiye, one of the company's founders, loaned the company $7,559, Kyle Frazier, also a founding partner loaned the company $2,514. The loans carry no interest and no maturity date has been set.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 300,000, shares of our common stock with par value of $0.01. As of June 30 2019, 300,000 shares of common stock are issued and outstanding for a consideration of $3,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

The company founders have loaned the company a total amount of $10,959 to cover the company's start up costs. David Mamiye, one of the company's founders, loaned the company $7,559, Kyle Frazier, also a founding member loaned the company $2,539 and Wade Menendez the third founding partner, loaned the company. The loans carry no interest and no maturity date has been set.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2019 through July 17, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Union Society

Men's grooming & professional products





UNION
SOCIETY.

$0.00 raised

0 Investors	**92** Days Left
% Equity Offered	**$4.5M** Valuation
Equity Offering Type	**$300.00** Min. Investment

INVEST NOW

Website   Great Neck, NY   CONSUMER PRODUCTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Creating premium men's grooming products specifically designed for the multi-cultural market.. From shampoos and conditioners to more specific products like beard butter and hair defining gel, we are promoting healthy hair and skin for all types.

Overview   Team   Terms   Updates 0   Comments   Follow

Reasons to Invest

- Founder "Wade the Barber" has built a grooming empire with 140k+ engaged followers and 10k+ students.
- From the Rachel Ray show, to the BET Awards and Vice News, Wade frequently featured in the biggest TV and News sources.
- Hair salon market alone is expected to grow to a $47.1B industry by end of 2019.





WADE MENENDEZ
MAN
WEAVES

OUR STORY

"Wade the Barber" has the building blocks for a men's grooming empire

In 2011, Wade opened his first barbershop. Since then, he has expanded into a second shop, taught over **10,000 students** and accrued over **140,000 highly engaged followers on social media** who share his work through tagging every new cut and style.

Featured in some of the largest news and publications









CATCH ME TONIGHT ON
HBO
7:30 PM
VICE News
WADE

FOX 5

BOSSIP
Enter Wade Menendes. Wade is a "man weave" wizard who helps barbers understand how to help clients
Yo, Lebron: Peep This VICE Special About "Man Weave" Wizard Wade Menendez [Video]

THIS BARBER'S "MAGIC" MAN WEAVES ARE CURING BALDNESS FOR BLACK MEN
AS SEEN ON TV & ONLINE
CLICK THE BUTTONS BELOW TO READ & STREAM
ESSENCE
WORLD STAR
VICE News
THE WEAVE WHISPERER
ESPN


BOSSIP
BLACK ENTERPRISE
MICHAEL BAISDEN
RACHAEL
THIS BARBER'S "MAGIC" MAN WEAVES ARE CURING BALDNESS FOR BLACK MEN

THE PROBLEM

Most hair products do not address the multicultural market

Currently, we believe there is a two-pronged problem in the hair care world:

1. Most hair care and grooming products are created by large conglomerates that **care more about mass distribution than quality.**
2. Products like these, while often being *advertised* to people of color, **aren't made with their specific hair care needs in mind**. Professionals and their clientele are in need of specially crafted hair and skincare products for the multicultural market that is made from quality ingredients.





THE SOLUTION

Products engineered with the multicultural market in mind

Union Society makes all of our products for diverse hair and skin types. We engineer these products with the highest quality ingredients with the understanding that your hair and skin are not the place for harsh chemicals and toxins. Our products focus on hair care while promoting healthy hair and skin. From shampoos and conditioners to more specific products like beard butter and hair defining gel.


UNION SOCIETY.
PURIFYING SHAMPOO
UNION SOCIETY.
REPLENISHING CONDITIONER
UNION SOCIETY.
UNION SOCIETY.
HAIR-DEFINING GEL
UNION SOCIETY.
UNION SOCIETY.
UNION SOCIETY.
UNION SOCIETY.

We are already using one of the premier and fully certified formulators in the hair care industry. We take pride in creating well formulated ingredients with the use of essential oils such as **CBD and hemp** (known to help with circulation on the scalp) while we DO NOT include widely denounced chemicals such as Parabens or Sodium Lauryl Sulfate/Sodium Laureth Sulfate (SLS).

THE MARKET

Wade the Barber, the mind behind Union Society, is an established barber and

teacher who over the years has trained over **10,000 stylist disciples** and has over **140K highly engaged followers** who use Union Society products in their salons and at home. This alone is a lot, but we're looking to expand outside of the market we already control into the multicultural market at large, which includes African Americans, Latinos, Middle Easterners and more and especially barbershops, salons and spas that cater to those with diverse hair and skin types.



81%

81% of men's grooming product sales occur and brick-and-mortar locations within the barber shop industry. Only razors have been an e-commerce disruptor, with Dollar Shave Club recently selling to Unilever for $1 billion. (Forbes)

Source, Source, Source

OUR TRACTION

Wade the Barber already has a built-in market of over 10,000 students

With his new product line, Union Society, this translates into sales. He is turning his numerous relationships with student barbers, bigger salons and hair care brands into existing and potential clients.





and those relationships

WHAT WE DO

We give the professionals innovative products to service their clientele better

Wade the Barber has gained acclaimed fame as a hair loss specialist. He has built his skills on the back of his hair units, a method of hair replacement that he has also trained many other barbers in performing. Union Society has both products for a traditional salon cut -- shampoo, conditioner, sample sets, as well as products specially made for the professional groomer/stylist.








THE BUSINESS MODEL

We have access to top distributors and retailers in the industry

Union Society is focused on building an e-commerce platform to serve the stylists and the over 20,000 specialty salons that Wade has built relationships with. On top of our existing product line, there is infinite space for expansion with the creation of products such as travel bags and accessories like smocks and capes designed specifically for stylists. Our initial sales plan professional model, gives us a **54% profit margin**, while our student model has us at **74%**.


UNION SOCIETY.

HOW WE ARE DIFFERENT

We are not new to the men's hair care landscape

Union Society by Wade has the unique opportunity to target customers down the line from individual buyers to independent salon owners, as well as larger brands and salon chains. Because Wade has been in this business for over 11 years, he knows the ins and outs as well as has the connections to make this product launch seamless. Our focus on creating multicultural hair and skin care products made without toxins also makes us a particularly special and relevant company.



THE VISION

Healthier hair care products through innovation

Union Society by Wade plans on building its brand recognition as a means of penetrating the professional grooming segment. We will do this by solidifying our e-commerce platform, perfecting our product line and turning our already impressive slate of followers and disciples into loyal and lasting customers. Within five years, we are looking to be a respected high-quality grooming line and lifestyle brand for the multicultural market.




SOCIETY.
BY Wade

OUR TEAM

Wade the Barber is a grooming influencer



Our company is built on credibility and a lot of that comes from **Wade's 13 years of experience in the field**. He has built both a business and a name for himself as a hair loss specialist, a respected teacher, a successful entrepreneur and a social media influencer. Along with Kyle Frazier and David Mamiye, our founding team has extensive experience on penetration to over 20,000 doors in the hair care industry with strong connections with major retailers, salon supply, and distributors that specialize in salons servicing the multicultural market.


10:57
Posts
wadethebarber
Maryland
Posts
Posts


3,187 likes
wadethebarber Sometimes it's best to be silent. Too much chatting and not enough listening!!

WHY INVEST

Built by a master barber, Union Society By Wade is poised to be a salon mainstay

Union Society already has a large piece of this $20 billion industry and we are looking to expand our market share. Our line of carefully crafted grooming products is going to grow in three stages: first, we will develop these products for the professional market, selling to Wade's students and follows. Secondly, we will set up distribution channels within the industry in order to penetrate independent salons and thirdly, we will create distribution channels to the larger supply chains such as Regis and Sally Beauty.

Union Society is **poised to disrupt the existing hair care industry** and leave a lasting impression on the beauty and grooming world at large.





In the Press

    

SHOW MORE

Meet Our Team



Wade Menendez

CEO, President and Director

Wade Menendez, known around the world as, "Wade the Barber," is a master barber who has been in the barber field for over 13

years. With an impressive celebrity clientele, Wade is notoriously known for his impressive cuts that exemplify his distinct attention to detail to help his clients achieve their desired look. Wade received his license in 2004 from Avara's Academy of Hair Design in Baltimore, MD. What started off as a hobby for him at age 12 grew to be his career that has landed him the opportunity to travel all over the world doing what he loves. In March of 2011, Wade opened his first barbershop, "The W Hair Loft," located in downtown Glen Burnie, MD. Through much hard work, dedication, and support from his clients, he was able to open a second location in the Washington, DC (Hyattsville) area in the summer of 2004. Both shops are successfully operating with a team of barbers who work closely together to bring the best male grooming services to those in DC, MD, and the surrounding areas. Due to the many years he has spent perfecting his craft, Wade is able to produce unique styles as his skillset is second to none, guaranteeing total satisfaction every time. Wade's commitment to be one of the best barbers is the driving force behind his dedication to growing his brand. As a certified Hair Loss Specialist, he is one of the first barbers to offer custom hair units for men—a service that allows men who are thinning or balding due to alopecia be able to regain their confidence by having hair. Wade is also launching his own line of products, "Ultimate Essentials," teaching classes and offering training to other barbers who are interested in growing their businesses, and he is the proud founder of The Wade H. Menendez Foundation which launched in 2017. Growing up with a solid Christian background, Wade inspires others by reminding others that they succeed at anything they put their minds to.

Kyle Frazier

Co-Founder, Brand manager and Director

Kyle Frazier has over 16 years of experience in the apparel and fashion industry. He graduated from the Art Institute of Portland with a degree in Apparel Design. Kyle started out as an intern with Adidas and worked his way up to Senior Footwear Designer. As a

David Mamiye

Managing Director and President

David Mamiye founded Urban Attitudes in 2001, a private label accessory company specializing in promoting and brand building through Gift With Purchase and Purchase With Purchase products. Within 5 years, he was generating over $20,000,000.00 in annual sales

Footwear Designer. As a designer, Kyle has worked for start-ups, Fortune 500 Companies, Celebrities and Professional Athletes such as And1, Skechers, Natalie Cole, Anthony Parker to name a few. Kyle's vast experience has allowed him to cultivate a thorough understanding of how companies need to communicate visually to be successful. Due to Kyle's extensive world travels he has a firm grasp on global design, branding, development, production, sales, and marketing. Kyle's passion for design and creativity along with his business acumen drives him to be successful. He has designed and developed products for startup companies and helped to raise over $500,000 in investment funds. While working with established apparel brands Kyle launched three successful footwear license agreements (Marc Ecko, Mecca & Akademiks), growing sales and profits for both the licensee and licensor. Before leaving the corporate world as a designer for And 1, Kyle helped turn the company's annual sales from $10 million to $65 million worldwide in just two years. The company was acquired by an investment group for $55 million by the end of 2011.

$20,000,000.00 in annual sales to companies including Shiiseido, Kenneth Cole, HSN, Donna Karen, Conair, KMS, Wella and P&G. In 2003, David purchased Carlos Falchi, a luxury handbag line. Sales at the time were non-existent. Within three short years, revenues have exceeded $15,000,000.00 and was sold to a large international conglomerate. Branding comes naturally for David, and has helped the respective brands meet and exceed sales projections time and time again. To date, David has successfully launched, purchased and built of over dozen company in the beauty and fashion industry.

Offering Summary

Company :	W.K.D. Style Enterprises Inc
Corporate Address :	42 Old Pond Rd, Great Neck, NY 11023
Offering Minimum :	$9,990.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	666
Maximum Number of Shares Offered :	71,333
Price per Share :	$15.00
Pre-Money Valuation :	$4,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Can we get him to give very generous terms for a discount on lessons

Early Bird*

First 48 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume*

$300+ |Owners Tier | Invitation to the Owners Group which is a location for all owners to ask questions, learn about new events and products

$500+ | One Signed copy of Wade's "The Success Factor" book

$1,000 | One full Union Society custom owners grooming set + all the above

$2,500+ | 5% Lifetime Owners discount on products + all the above

$5,000+ | 5% bonus shares + Invitation to a meet and greet with Wade at one of his lessons + all the above

$10,000+ | 10% Bonus shares + 10% lifetime discount on products + Free Wade Cut at one of his salons + all the above

$25,000+ | 15% bonus shares + 15% lifetime discount on products + Free Wade Cut for 2 at one of his salons + all the above

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

W.K.D. Style Enterprises Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of Common Stock at $15 / share, you will receive 1 bonus Common Stock, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Wade M.:

I never thought that barbering would become what it has for me. I never thought that you can really make it a career. And now it's something that I'm making six figures off of.

Maya P.:

Wade Menendez is a master barber who has been cutting hair professionally for 15 years. A few years ago, he became a pioneer of man waves, or as he likes to refer to them, custom hair units, and niche he's built into a lucrative career. This is how he got here.

Wade M.:

Barbering runs in the family, so cutting came easy for me. My great grandfather, my grandfather could cut, my dad could cut, and my uncle was a barber. My parents were business owners themselves. My mom owned a barber school and my father had a painting and maintenance company. So, being an entrepreneur runs kind of in the family. They taught me by example at a young age, how to be one.

Maya P.:

Wade picked up his first pair of clippers when he was 12 years old. By 18, Wade was cutting for other people. He graduated high school and enrolled at a local community college. But working and going to school full time became too much, so he dropped out. That's when he decided to go from barbering as a hobby to barbering full time.

Wade M.:

And from barber school, I started cutting Lil' Mo, she's a R&B artist. Then that's how I started cutting celebrities, through her. She was coming to the barber school and I started traveling with her and her team. Through working with her, she kind of elevated my level of thinking, about just branding and marketing myself. I was always word-of-mouth, it never had been presented to me for barbers to brand their selves to have marketing promotions, websites, and you know, different things like that.

Wade M.:

Once I started promoting myself and branding, I went from maybe cutting five people a day to cutting 15, and just started growing.

Wade M.:

So, this was my first location that I kind of went into business by myself, this was the place. I had a little studio, the little small room there was just me working out of. This is where it pretty much started.

Maya P.:

Wade eventually outgrew his first shop, and he set out to expand his business. But getting money to do that proved to be very difficult.

Wade M.:

I went to the bank and tried to get a loan, so I can get my own shop because the salon seat was so small, my class were crammed up in it, it was only a space just really for me and one other person. And they denied me, man. I saved some money, but it wasn't enough. During that time, I had a client and he was like, "Listen man, I'm tired of seeing you in this room. You're much larger than this room. And so, what is it going to take for you to get your own shop?"

Maya P.:

Wade opened his first shop in 2011, and a second location in 2014. Now he's expanding into a new and very lucrative area of the haircare business.

Wade M.:

Most people know it as man weave, but I call it the hair units. I got into it about four years ago, and I'm just happy to be one of the pioneers. Now, I do hair units everyday, I only cut one day a week. And it's become a major thing, like it's blowing my mind, where it's taken me and where it's going. I get fulfilled when I see my clients come in one way, they come in very nervous, they come in kind of down, and then they walk out confidence to the roof, you know? There were people that have been in tears when they left out of my chair because they been without hair for so long. I love doing what I do. There's many guys and ladies that will get jobs because now they have hair. Now, you're getting more attention, you're getting dates now. And it's fun.

Maya P.:

Wade's work became a hit on social media. He's been an influencer for brands like Palmer's, SheaMoisture and Walmart.

Wade M.:

You know, it's been lucrative to be an influencer for these companies. And once you build a relationship, it's almost like part of the family now. So, it's about just building those connections and those relationships.

Wade M.:

Now I'm at about 133 thousand followers on Instagram and that has helped my business tremendously. My strategy for social media, I don't just post all haircuts. People want to see your lifestyle as well, that's how they connect to you. So, I also post lifestyle pictures, things that are inspirational, things that motivate people to go to the next level. Also promote my pitches as well. We buy ads on TV, you're going to have to buy ads on social media sometimes and promote to a large audience.

Wade M.:

In business, you have to have some people skills. You have to have a focus. You also have to know how to market and how to brand yourself. You study who you're trying to reach and you do things to pull them in. Business and success is about fulfilling a need. You figure out how to solve that need or how to fix that problem, and you'll be good. You have to keep evolving, you have to keep learning and never stay stagnant. Always be open to learn and grow your business. And that's what's going to keep you on top.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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